Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

May 29, 2009

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

Miller Thomson, Attn:  Mr. Peter McArthur

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of APRIL  2009

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Oromin Explorations Ltd. – News Release dated April 14, 2009,

➢

Oromin Explorations Ltd. – BC FORM 53-901F, Material Change Report.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: May 29, 2009

By:    “Chet Idziszek”

Chet Idziszek

Its:       President

(Title)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

April 14, 2009	Trading Symbol: TSX – OLE OTC/BB - OLEPF Web Site: www.oromin.com

FIRST 2009 DRILL RESULTS CONTINUE TO EXPAND SABODALA GOLD DEPOSITS
WIDE-SPREAD HIGH-GRADE ASSAYS REPORTED AT KEREKOUNDA DEPOSIT

HIGHLIGHTS

➢

FIVE DRILLS CONTINUE WORKING AT SEVERAL OJVG GOLD DEPOSITS

➢

SRK’S PRE-FEASIBILITY STUDY CONTINUES ON SCHEDULE TOWARDS Q3 COMPLETION

➢

SUCCESSFUL DEEP DRILLING RESULTS RETURNED FROM GOLOUMA SOUTH, GOLOUMA WEST AND KEREKOUNDA DEPOSITS

➢

OXIDE POTENTIAL EXPANDS AT MASATO AND MAKI MEDINA DEPOSITS

➢

LATEST DRILLING RESULTS INCLUDE:

o

13 metres of 10.2 g/t gold in DH-426 at Kerekounda

o

10 metres of 8.52 g/t gold in DH-414 at Kerekounda

o

14 metres of 11.23 g/t gold in RC-521 at Kerekounda

o

12 metres of 15.33 g/t gold in RC-535 at Kerekounda

o

 9 metres of 12.79 g/t gold in RC-555 at Golouma South

o

10 metres of  8.59 g/t gold in DH-429 at Golouma West

o

 5 metres of 46.90 g/t gold in DH-430 at Golouma West

o

 9 metres of 13.39 g/t gold in DH-434 at Golouma West

o

15 metres of 2.17 g/t gold in RC-505 at Masato

o

13 metres of 1.53 g/t gold and 16 metres of 1.76 g/t gold at Masato

o

22 metres of 1.44 g/t gold at Maki Medina

Oromin Explorations Ltd. (“Oromin”), on behalf of the Oromin Joint Venture Group (“OJVG”), is pleased to announce additional results from the ongoing step-out and in-fill drilling program at its Sabodala Gold Project in eastern Senegal.  The majority of 2009 drilling to date  has focused on the lateral and vertical expansion to the high-grade Kerekounda gold deposit, as well as resource expansion drilling at each of the Golouma West, Golouma South and Masato gold deposits.  Drilling at the Maki Medina gold deposit continues to delineate a near surface, oxidized zone of gold mineralization.  Favourable results at each of these deposits will expand the previously announced inferred mineral resource estimate of 2.26 million ounces of gold (see February 27, 2009 press release) calculated for the Masato, Golouma South, Golouma West and Kerekounda deposits.

Our 2009 Pre-Feasibility Study being undertaken by SRK Consulting is proceeding on schedule with metallurgical, hydrological, geotechnical, resource evaluation, infrastructure/site development and environmental programs under way and ongoing.

KEREKOUNDA DEPOSIT

As the following table indicates, favourable widths and high-grade results continue at the Kerekounda gold deposit, a continuous shear-hosted vein system for which significant results are now available over a minimum 300-metre strike extent and a minimum down-dip extent of 300-metres, as established by DH-426 and DH-428.  Oromin management continues to be encouraged by this early-stage drilling success at Kerekounda.  Based on the present geometry, continuity and high-grade nature of results received to-date, Oromin considers Kerekounda to be an attractive, early-stage combined open pit and underground mining opportunity that will enhance and complement previously announced preliminary resources at the Masato, Golouma West and Golouma South gold deposits.

The following table outlines the significant drilling results recently received from Kerekounda, which include numerous highly encouraging high-grade values:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-413	54639N/5474E	060/-60	67-69 incl.68-69	2 1	47.10 92.40
DH-414	54593N/5409E	060/-60	150-160 incl.156-159	10 3	8.52 21.29
DH-415	54616N/5441E	060/-60	116-121 incl.119-120	5 1	12.22 34.36
DH-416	54566N/5381E	060/-60	146-148 181-191 incl.183-184 200-201 225-227	2 10 1 1 2	3.40 4.45 17.58 10.48 7.99
DH-417	54711N/5430E	060/-60	83-85 incl.83-84	2 1	35.32 68.09
DH-418	54600N/5376E	060/-60	169-170 173-182 incl.178-179	1 9 1	84.22 7.79 40.79
DH-419	54692N/5395E	060/-60	119-123 incl.119-120	4 1	7.97 20.16
DH-421	54570N/5446E	060/-60	97-99 141-143 148-149	2 2 1	7.61 19.31 16.14
DH-424	54655N/5415E	060/-60	112-116	4	14.89
DH-425	54546N/5414E	060/-60	186-189	3	5.89
DH-426	54588N/5255E	060/-60	287-300	13	10.12
DH-427	54550N/5289E	060/-60	285-292	7	10.75
DH-428	54622N/5236E	060/-60	296-301	5	6.26
RC-513	54658N/5378E	060/-60	140-146	6	11.16
RC-514	54625N/5363E	060/-60	166-173 177-179	7 2	6.69 17.05
RC-515	54661N/5343E	060/-60	168-175 incl.168-169	7 1	11.29 65.72
RC-517	54632N/5425E	060/-60	221-223 incl.221-222	2 1	10.82 19.78
RC-519	54560N/5500E	060/-60	115-119	4	14.68

2

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-520	54560N/5500E	060/-60	91-96	5	22.62
RC-521	54646N/5398E	060/-60	137-151 incl.147-151	14 4	11.23 25.54
RC-525	54685N/5468E	060/-60	48-60 incl.49-52	12 3	6.47 16.97
RC-529	54559N/5500E	060/-60	54-57	3	4.47
RC-531	54610N/5425E	060/-60	133-140 incl.135-136	7 1	18.92 94.44
RC-532	54580N/5395E	060/-60	167-170 incl.168-169 175-177 192-197 incl.193-195	3 1 2 5 2	6.55 17.30 12.91 8.96 19.03
RC-533	54615N/5510E	060/-60	24-26 53-56 60-65 incl.64-65	2 3 5 1	8.79 4.59 3.24 10.79
RC-534	54536N/5466E	060/-60	94-97	3	8.04
RC-535	54627N/5458E	060/-60	86-98 incl.93-97	12 4	15.33 33.90
RC-548	54450N/5505E	060/-50	58-60	2	3.95
RC-551	54484N/5490E	060/-60	91-93	2	7.86
RC-562	54667N/5314E	060/-65	207-217 incl.207-208 236-237	10 1 1	3.91 20.92 21.06
RC-563	54641N/5308E	060/-60	211-214	3	13.30
RC-564	54605N/5328E	060/-60	217-224 incl.222-223	7 1	13.88 52.67
RC-565	54588N/5338E	060/-60	200-203 216-221 incl.216-217	3 5 1	11.51 11.29 26.22
RC-566	54684N/5304E	060/-60	192-198 incl.192-193	6 1	6.13 28.28

Mineralized intervals are based on 1-metre composite samples utilizing a 1.0 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

GOLOUMA SOUTH DEPOSIT

Only three additional drill holes were completed at the Golouma South gold deposit in early 2009, as recommended by SRK Consulting in conjunction with the ongoing Pre-Feasibility Study.

The following table outlines these drilling results, including the deepest mineralization intersected to date in RC-557:

3

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-555	52593N/4999E	110/-64	159-168 incl.159-160	9 1	12.79 40.16
RC-556	53002N/4985E	110/-61	123-125 208-211	2 3	1.73 6.11
RC-557	53058N/4955E	110/-59	248-265 incl.257-263	17 6	3.50 8.01

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  No cutting of gold assays has been employed for reported intervals.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

GOLOUMA WEST DEPOSIT

A total of eight additional drill holes were completed at the Golouma West gold deposit in early 2009, as recommended by SRK Consulting in conjunction with the ongoing Pre-Feasibility Study.  As at Golouma South, these holes represented some of the deepest mineralization intersected to date in the central portion of the Golouma West deposit.

The following table outlines the significant drilling results from this limited drilling:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-429	53328N/4639E	015/-58	262-272 incl.266-269 279-286 incl.279-181	10 3 7 2	8.59 23.94 2.03 5.09
DH-430	53299N/4673E	015/-60	283-288 incl.284-285	5 1	46.90 165.60
DH-431	53329N/4680E	015/-60	247-259	12	7.06
DH-434	53265N/4706E	015/-60	304-313 incl.304-305	9 1	13.39 35.00
RC-559	53261N/4786E	015/-59	245-248	3	2.65

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  No cutting of gold assays has been employed for reported intervals.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

MASATO DEPOSIT

Seventeen drill holes recommended by SRK Consulting are currently under way at the Masato deposit as part of the ongoing Pre-Feasibility Study.  Results are pending.

Favourable results from two previous drill holes, RC-505 and RC-506, completed at the southern portion of the Masato deposit should expand and enhance the oxide mineralization component of this extensive deposit.  Both of these recent holes intersect good thicknesses of oxide gold mineralization to considerable depth, as outlined in the following table:

4

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-505	58980N/4555E	110/-50	29-44 incl.30-38 57-66	15 8 9	2.17 3.62 1.24
RC-506	59055N/4585E	110/-50	1-6 12-25 incl.12-19 65-67 72-88 incl.72-79 96-100	5 13 7 2 16 7 4	1.10 1.53 2.32 1.58 1.76 2.83 1.59

Mineralized intervals are based on 1-metre composite samples utilizing a 0.25 g/t gold cut-off level with a maximum internal dilution of 2 metres.  No cutting of gold assays has been employed for reported intervals.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

MAKI MEDINA DEPOSIT

The Maki Medina deposit is coincident with a gold-in-soil geochemical anomaly covering approximately 1.2 kilometres in strike extent. To date, the northern 400 metres has returned the most favourable drill results.  Previously released results from Maki Medina included 2.51 g/t gold over 13 metres in DH-394, 2.30 g/t gold over 11 metres in DH-395 and 1.85 g/t gold over 10 metres in RC-433.  Much of the mineralization identified thus far at Maki Medina is oxide in nature, which is potentially heap leachable, similar to a significant portion of the Masato deposit mineralization.

The following table outlines the significant results recently received from Maki Medina:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-406	54101N/2075E	110/-50	8-15 49-55	7 6	2.43 4.39
RC-549	54177N/2098E	110/-50	50-61 incl.55-60	11 5	1.22 1.82
RC-550	54149N/2049E	110/-50	8-30 incl.8-16	22 8	1.44 2.69
RC-571	54149N/2049E	110/-70	65-71	6	1.12
RC-572	54111N/2036E	110/-50	64-66 79-84	2 5	1.55 2.24

Mineralized intervals are based on 1-metre composite samples utilizing a 0.25 g/t gold cut-off level with a maximum internal dilution of 2 metres.  No cutting of gold assays has been employed for reported intervals.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Outlook

Oromin’s further and ongoing 2009 drilling plans include an aggressive evaluation to expand the high-grade Kerekounda gold deposit, to outline and define oxide mineralization potential at various other known gold deposits, and to initiate the systematic evaluation of other structural-geochemical targets throughout the Golouma-Kerekounda region.

Technical supervision

Doug Turnbull, P. Geo., is a qualified person for the purposes of National Instrument 43-101, and has verified the data disclosed in this news release.  William Bond, P. Geo., is also a qualified person for the purposes of National Instrument 43-101, and has supervised geologic field procedures.  TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

5

To find out more about Oromin Explorations Ltd., visit www.oromin.com.  Please refer to the maps which set out the Sabodala deposits and zones under “investor info/articles and reports” on the website, and our previous news releases, for additional project information.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

Chet Idziszek, President

Cautionary Statement
This document contains "forward-looking statements" within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company's documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

6

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

April 16, 2009

Item 3.

Press Release

April 14, 2009, Vancouver, B.C.

Item 4.

Summary of Material Change

Progress report on exploration of the Issuer’s Sabodala Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 16th day of April, 2009.

OROMIN EXPLORATIONS LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

April 14, 2009	Trading Symbol: TSX – OLE OTC/BB - OLEPF Web Site: www.oromin.com

FIRST 2009 DRILL RESULTS CONTINUE TO EXPAND SABODALA GOLD DEPOSITS
WIDE-SPREAD HIGH-GRADE ASSAYS REPORTED AT KEREKOUNDA DEPOSIT

HIGHLIGHTS

➢

FIVE DRILLS CONTINUE WORKING AT SEVERAL OJVG GOLD DEPOSITS

➢

SRK’S PRE-FEASIBILITY STUDY CONTINUES ON SCHEDULE TOWARDS Q3 COMPLETION

➢

SUCCESSFUL DEEP DRILLING RESULTS RETURNED FROM GOLOUMA SOUTH, GOLOUMA WEST AND KEREKOUNDA DEPOSITS

➢

OXIDE POTENTIAL EXPANDS AT MASATO AND MAKI MEDINA DEPOSITS

➢

LATEST DRILLING RESULTS INCLUDE:

o

13 metres of 10.2 g/t gold in DH-426 at Kerekounda

o

10 metres of 8.52 g/t gold in DH-414 at Kerekounda

o

14 metres of 11.23 g/t gold in RC-521 at Kerekounda

o

12 metres of 15.33 g/t gold in RC-535 at Kerekounda

o

 9 metres of 12.79 g/t gold in RC-555 at Golouma South

o

10 metres of  8.59 g/t gold in DH-429 at Golouma West

o

 5 metres of 46.90 g/t gold in DH-430 at Golouma West

o

 9 metres of 13.39 g/t gold in DH-434 at Golouma West

o

15 metres of 2.17 g/t gold in RC-505 at Masato

o

13 metres of 1.53 g/t gold and 16 metres of 1.76 g/t gold at Masato

o

22 metres of 1.44 g/t gold at Maki Medina

Oromin Explorations Ltd. (“Oromin”), on behalf of the Oromin Joint Venture Group (“OJVG”), is pleased to announce additional results from the ongoing step-out and in-fill drilling program at its Sabodala Gold Project in eastern Senegal.  The majority of 2009 drilling to date  has focused on the lateral and vertical expansion to the high-grade Kerekounda gold deposit, as well as resource expansion drilling at each of the Golouma West, Golouma South and Masato gold deposits.  Drilling at the Maki Medina gold deposit continues to delineate a near surface, oxidized zone of gold mineralization.  Favourable results at each of these deposits will expand the previously announced inferred mineral resource estimate of 2.26 million ounces of gold (see February 27, 2009 press release) calculated for the Masato, Golouma South, Golouma West and Kerekounda deposits.

Our 2009 Pre-Feasibility Study being undertaken by SRK Consulting is proceeding on schedule with metallurgical, hydrological, geotechnical, resource evaluation, infrastructure/site development and environmental programs under way and ongoing.

KEREKOUNDA DEPOSIT

As the following table indicates, favourable widths and high-grade results continue at the Kerekounda gold deposit, a continuous shear-hosted vein system for which significant results are now available over a minimum 300-metre strike extent and a minimum down-dip extent of 300-metres, as established by DH-426 and DH-428.  Oromin management continues to be encouraged by this early-stage drilling success at Kerekounda.  Based on the present geometry, continuity and high-grade nature of results received to-date, Oromin considers Kerekounda to be an attractive, early-stage combined open pit and underground mining opportunity that will enhance and complement previously announced preliminary resources at the Masato, Golouma West and Golouma South gold deposits.

The following table outlines the significant drilling results recently received from Kerekounda, which include numerous highly encouraging high-grade values:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-413	54639N/5474E	060/-60	67-69 incl.68-69	2 1	47.10 92.40
DH-414	54593N/5409E	060/-60	150-160 incl.156-159	10 3	8.52 21.29
DH-415	54616N/5441E	060/-60	116-121 incl.119-120	5 1	12.22 34.36
DH-416	54566N/5381E	060/-60	146-148 181-191 incl.183-184 200-201 225-227	2 10 1 1 2	3.40 4.45 17.58 10.48 7.99
DH-417	54711N/5430E	060/-60	83-85 incl.83-84	2 1	35.32 68.09
DH-418	54600N/5376E	060/-60	169-170 173-182 incl.178-179	1 9 1	84.22 7.79 40.79
DH-419	54692N/5395E	060/-60	119-123 incl.119-120	4 1	7.97 20.16
DH-421	54570N/5446E	060/-60	97-99 141-143 148-149	2 2 1	7.61 19.31 16.14
DH-424	54655N/5415E	060/-60	112-116	4	14.89
DH-425	54546N/5414E	060/-60	186-189	3	5.89
DH-426	54588N/5255E	060/-60	287-300	13	10.12
DH-427	54550N/5289E	060/-60	285-292	7	10.75
DH-428	54622N/5236E	060/-60	296-301	5	6.26
RC-513	54658N/5378E	060/-60	140-146	6	11.16
RC-514	54625N/5363E	060/-60	166-173 177-179	7 2	6.69 17.05
RC-515	54661N/5343E	060/-60	168-175 incl.168-169	7 1	11.29 65.72
RC-517	54632N/5425E	060/-60	221-223 incl.221-222	2 1	10.82 19.78
RC-519	54560N/5500E	060/-60	115-119	4	14.68

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-520	54560N/5500E	060/-60	91-96	5	22.62
RC-521	54646N/5398E	060/-60	137-151 incl.147-151	14 4	11.23 25.54
RC-525	54685N/5468E	060/-60	48-60 incl.49-52	12 3	6.47 16.97
RC-529	54559N/5500E	060/-60	54-57	3	4.47
RC-531	54610N/5425E	060/-60	133-140 incl.135-136	7 1	18.92 94.44
RC-532	54580N/5395E	060/-60	167-170 incl.168-169 175-177 192-197 incl.193-195	3 1 2 5 2	6.55 17.30 12.91 8.96 19.03
RC-533	54615N/5510E	060/-60	24-26 53-56 60-65 incl.64-65	2 3 5 1	8.79 4.59 3.24 10.79
RC-534	54536N/5466E	060/-60	94-97	3	8.04
RC-535	54627N/5458E	060/-60	86-98 incl.93-97	12 4	15.33 33.90
RC-548	54450N/5505E	060/-50	58-60	2	3.95
RC-551	54484N/5490E	060/-60	91-93	2	7.86
RC-562	54667N/5314E	060/-65	207-217 incl.207-208 236-237	10 1 1	3.91 20.92 21.06
RC-563	54641N/5308E	060/-60	211-214	3	13.30
RC-564	54605N/5328E	060/-60	217-224 incl.222-223	7 1	13.88 52.67
RC-565	54588N/5338E	060/-60	200-203 216-221 incl.216-217	3 5 1	11.51 11.29 26.22
RC-566	54684N/5304E	060/-60	192-198 incl.192-193	6 1	6.13 28.28

Mineralized intervals are based on 1-metre composite samples utilizing a 1.0 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

GOLOUMA SOUTH DEPOSIT

Only three additional drill holes were completed at the Golouma South gold deposit in early 2009, as recommended by SRK Consulting in conjunction with the ongoing Pre-Feasibility Study.

The following table outlines these drilling results, including the deepest mineralization intersected to date in RC-557:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-555	52593N/4999E	110/-64	159-168 incl.159-160	9 1	12.79 40.16
RC-556	53002N/4985E	110/-61	123-125 208-211	2 3	1.73 6.11
RC-557	53058N/4955E	110/-59	248-265 incl.257-263	17 6	3.50 8.01

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  No cutting of gold assays has been employed for reported intervals.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

GOLOUMA WEST DEPOSIT

A total of eight additional drill holes were completed at the Golouma West gold deposit in early 2009, as recommended by SRK Consulting in conjunction with the ongoing Pre-Feasibility Study.  As at Golouma South, these holes represented some of the deepest mineralization intersected to date in the central portion of the Golouma West deposit.

The following table outlines the significant drilling results from this limited drilling:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-429	53328N/4639E	015/-58	262-272 incl.266-269 279-286 incl.279-181	10 3 7 2	8.59 23.94 2.03 5.09
DH-430	53299N/4673E	015/-60	283-288 incl.284-285	5 1	46.90 165.60
DH-431	53329N/4680E	015/-60	247-259	12	7.06
DH-434	53265N/4706E	015/-60	304-313 incl.304-305	9 1	13.39 35.00
RC-559	53261N/4786E	015/-59	245-248	3	2.65

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  No cutting of gold assays has been employed for reported intervals.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

MASATO DEPOSIT

Seventeen drill holes recommended by SRK Consulting are currently under way at the Masato deposit as part of the ongoing Pre-Feasibility Study.  Results are pending.

Favourable results from two previous drill holes, RC-505 and RC-506, completed at the southern portion of the Masato deposit should expand and enhance the oxide mineralization component of this extensive deposit.  Both of these recent holes intersect good thicknesses of oxide gold mineralization to considerable depth, as outlined in the following table:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-505	58980N/4555E	110/-50	29-44 incl.30-38 57-66	15 8 9	2.17 3.62 1.24
RC-506	59055N/4585E	110/-50	1-6 12-25 incl.12-19 65-67 72-88 incl.72-79 96-100	5 13 7 2 16 7 4	1.10 1.53 2.32 1.58 1.76 2.83 1.59

Mineralized intervals are based on 1-metre composite samples utilizing a 0.25 g/t gold cut-off level with a maximum internal dilution of 2 metres.  No cutting of gold assays has been employed for reported intervals.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

MAKI MEDINA DEPOSIT

The Maki Medina deposit is coincident with a gold-in-soil geochemical anomaly covering approximately 1.2 kilometres in strike extent. To date, the northern 400 metres has returned the most favourable drill results.  Previously released results from Maki Medina included 2.51 g/t gold over 13 metres in DH-394, 2.30 g/t gold over 11 metres in DH-395 and 1.85 g/t gold over 10 metres in RC-433.  Much of the mineralization identified thus far at Maki Medina is oxide in nature, which is potentially heap leachable, similar to a significant portion of the Masato deposit mineralization.

The following table outlines the significant results recently received from Maki Medina:

Drill Hole	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-406	54101N/2075E	110/-50	8-15 49-55	7 6	2.43 4.39
RC-549	54177N/2098E	110/-50	50-61 incl.55-60	11 5	1.22 1.82
RC-550	54149N/2049E	110/-50	8-30 incl.8-16	22 8	1.44 2.69
RC-571	54149N/2049E	110/-70	65-71	6	1.12
RC-572	54111N/2036E	110/-50	64-66 79-84	2 5	1.55 2.24

Mineralized intervals are based on 1-metre composite samples utilizing a 0.25 g/t gold cut-off level with a maximum internal dilution of 2 metres.  No cutting of gold assays has been employed for reported intervals.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Outlook

Oromin’s further and ongoing 2009 drilling plans include an aggressive evaluation to expand the high-grade Kerekounda gold deposit, to outline and define oxide mineralization potential at various other known gold deposits, and to initiate the systematic evaluation of other structural-geochemical targets throughout the Golouma-Kerekounda region.

Technical supervision

Doug Turnbull, P. Geo., is a qualified person for the purposes of National Instrument 43-101, and has verified the data disclosed in this news release.  William Bond, P. Geo., is also a qualified person for the purposes of National Instrument 43-101, and has supervised geologic field procedures.  TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.  Please refer to the maps which set out the Sabodala deposits and zones under “investor info/articles and reports” on the website, and our previous news releases, for additional project information.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

Chet Idziszek, President

Cautionary Statement
This document contains "forward-looking statements" within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company's documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.